Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

October 2, 2024

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Amendments to Form 1

Dear Sir or Madam:

Enclosed please find an amendment to Exhibit I of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 reflecting amendments made to Exhibit I that is on file for The Nasdaq Stock Market LLC ("NASDAQ"), Nasdaq BX, Inc. ("BX"), Nasdaq GEMX, LLC ("GEMX"), Nasdaq ISE, LLC ("ISE"), Nasdaq PHLX, LLC ("Phlx"), Nasdaq MRX, LLC ("MRX"), (collectively, the "Exchanges").

If you have any questions, please do not hesitate to contact Sun Kim, Associate General Counsel at (646) 420-7816 or sun.kim@nasdaq.com.

Sincerely,

Sun Kim

Sun Kim
Associate General Counsel

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed 10/02/2024	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Nasdaq, ISE, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York, NY

24003452

3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301.978.8400 (Telephone) 301.978.8472 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim, Associate General Counsel, 1-646-420-7816
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31, 2024
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/02/2024 (MM/DD/YY) John A. Zecca for Nasdaq, ISE, LLC (Name of applicant)

By: Date: 2024.10.02 14:56:05 -04'00' (Signature) John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ S tate of ______

Based upon relief from the Commision staff and difficulties arising from Covid-19, The Nasdaq Stock Market, LLC is is making this filing without notarization.

Financial Statements

Nasdaq ISE, LLC
Year Ended December 31, 2023
With Report of Independent Accountants

Nasdaq ISE, LLC

Financial Statements

Year Ended December 31, 2023

Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Auditors

The Board of Directors and Member
Nasdaq ISE, LLC

Opinion

We have audited the financial statements of Nasdaq ISE, LLC (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

October 1, 2024

Nasdaq ISE, LLC

Balance Sheet
(In Thousands)

December 31, 2023

Assets		
Receivables, net	$	17,323
Receivable from Nasdaq, Inc., net		65,642
Investment in the OCC		132,949
Property and equipment, net		639
Other assets		16,391
Total assets	$	232,944
Liabilities and stockholder's equity		
Accounts payable and other accrued liabilities	$	1,563
Section 31 fees payable to the SEC		2,474
Accrued personnel costs		1,624
Total liabilities		5,661
Member's equity:		
Total member's equity		227,283
Total liabilities and member's equity	$	232,944

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Statement of Income

(In Thousands)

Year Ended December 31, 2023

Revenues:	
Market Services	$ 310,309
Capital Access Platforms	27,213
Financial Technology	13,972
Other revenue	408
Total revenues	351,902
Transaction-based expenses	
Transaction rebates	(194,835)
Brokerage, clearance, and exchange fees	(10,441)
Total transaction-based expenses	(205,276)
Revenues less transaction-based expenses	146,626
Operating expenses:	
Compensation and benefits	6,653
Marketing Expense	387
Depreciation and amortization	349
Professional and contract services	3,049
Computer operations and data communication	2,030
Provision for bad debt	1,475
Occupancy	606
Regulatory fees	1,107
General, administration, and other	3,186
Total operating expenses	18,842
Operating income	127,784
Income from investment in Options Clearing Corporation (“OCC”)	10,205
Net income	$ 137,989

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Statement of Changes in Member's Equity
(In Thousands)

Year Ended December 31, 2023

Balance at December 31, 2022	$215,294
Dividend to Parent	(126,000)
Net income	137,989
Balance at December 31, 2023	$ 227,283

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2023

Cash flows from operating activities	
Net income	$ 137,989
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	349
Share-based compensation	421
Income from investment in OCC	(10,205)
Provision for bad debt	1,475
Net change in operating assets and liabilities:	
Receivables, net	876
Receivable from Nasdaq, Inc.	6,047
Other current assets and other assets	(5,510)
Accounts payable and other accrued liabilities	(44)
Accrued personnel costs	(1)
Section 31 fees payable to the SEC	(4,001)
Net cash provided by operating activities	127,396
Cash flows from investing activities	
Purchases of property and equipment	(1,396)
Net cash used in investing activities	(1,396)
Cash flows from financing activities	
Dividend to Parent	(126,000)
Net cash used in financing activities	(126,000)
Net change in cash and cash equivalents	—
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$ —

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Notes to Financial Statements

December 31, 2023

1. Nature of Operations

Nasdaq ISE, LLC (“ISE”, the “Exchange”, or “we”), is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc. (“ISE Holdings” or the “Parent”). ISE Holdings is the sole member of the Exchange and its liability is limited to the balance of its capital account. ISE Holdings is a wholly owned subsidiary of U.S. Exchange Holdings, Inc. which is a wholly owned subsidiary of Nasdaq, Inc. (“Nasdaq”).

The Exchange is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Exchange provides facilities for the trading of equity option and index option products for its members. ISE was founded in September 1997 and received regulatory approval to become a national securities exchange in February 2000 and, in May 2000, formally commenced trading. As a Self-Regulatory Organization (“SRO”), ISE is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission’s (“SEC”) Federal Securities Laws and Exchange Rules. ISE is subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), as codified in the Accounting Standards Codification (“ASC”) and set forth by the Financial Accounting Standards Board (“FASB”).

The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange’s financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), ISE determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, the Exchange reviews the reserve for uncollectible accounts periodically and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against receivables on the Balance Sheet was $65 thousand as of December 31, 2023.

Investment in the OCC

We account for our investment in the OCC under the equity method of accounting. The equity method of accounting is used when ISE owns 20% to 50% of the outstanding voting stock of a company and when ISE is able to exercise significant influence over the operating and financial policies of a company. ISE records its pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. ISE evaluates its investment in the OCC for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and management considers the decline in value to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in net income in the period the impairment occurs. See Note 3, "Equity Method Investment" for further discussion of ISE's equity method investment.

Property and Equipment, Net of Accumulated Depreciation

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Other Assets

As of December 31, 2023, other assets include the following:

- CAT receivable of $16.0 million. For a further discussion of the CAT receivable, see Note 7, "Risks and Uncertainties";
- Prepaid expense of $0.1 million related to our migration to the Amazon Web Services cloud-computing platform; and
- Membership deposits of $0.3 million related to the Options Pricing Reporting Authority, LLC ("OPRA") and the Options Clearing Corporation.

Costs incurred in a cloud-computing arrangement that is a service contract are amortized over the expected service period.

Revenue Recognition and Transaction-based Expenses

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Services

Transaction-based trading includes equity derivative trading revenues. ISE charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. ISE satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as transaction-based expenses.

For equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and other accrued liabilities* on the Balance Sheet.

ISE pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

ISE also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

Capital Access Platforms

Capital Access Platforms includes market data revenues and index licensing revenues. The Exchange collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. These revenues are charged and recognized on a monthly or quarterly basis when earned.

The Exchange develops and licenses ISE branded indexes. Revenue consists of license fees from these branded, asset-based indexes. Asset-based licenses are also generally long-term agreements. Customers are charged based on a percentage of assets under management for licensed products, per the agreement, on a monthly or quarterly basis. These revenues are recognized over the term of the license agreement since the customer receives and consumes the benefit as ISE provides the service.

Financial Technology

Our trade management services provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. Our marketplaces may be accessed via a number of different protocols used for quoting, order entry, trade reporting and connectivity to various data feeds. These revenues are charged and recognized on a monthly basis when earned.

Other Revenue

Other revenue is primarily composed of regulatory fees, which include fines, from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Income Taxes

The Exchange is a single-member limited liability company and is not subject to federal and state and local income taxes. The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq.

3. Equity Method Investment

The carrying amount of ISE's equity method investment totaled $132.9 million as of December 31, 2023 and is included in *Investment in the OCC* on the Balance Sheet. As of December 31, 2023, ISE's equity method investment consisted solely of its 20% equity interest in the OCC. The net income from ISE's equity method investment was $10.2 million in 2023 and is included in *Income from investment in OCC* in the Statement of Income.

4. Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2023
	(In Thousands)
Software, internally developed / acquired	$ 6,304
Furniture and equipment	2,744
Total property and equipment	9,048
Less – accumulated depreciation and amortization	(8,409)
Total property and equipment, net of accumulated depreciation	$ 639

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $1.0 million of costs during the year ended December 31, 2023, included in *Property and equipment, net* on the Balance Sheet. At December 31, 2023, unamortized capitalized software development was $0.6 million.

For the year ended December 31, 2023, capitalized software amortization expense was $319.3 thousand, while total depreciation expense relating to all other property and equipment was $29.6 thousand. These amounts are included in *Depreciation and amortization expense* on the Statement of Income.

5. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's Federal income tax return is under audit for tax year 2018 and is subject to examination by the Internal Revenue Service for the years 2020 through 2022. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2022.

6. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. Prior to April 1, 2020, there were two performance-based long-term PSU programs for certain officers, a one-year performance-based program and a three-year cumulative performance based program that focuses on Total Shareholder Return ("TSR"). Effective with new equity awards issued on April 1, 2020, to better align the equity programs for eligible officers, the one-year performance-based program was eliminated and all eligible officers will participate in the three-year cumulative performance-based program. The performance periods are complete for all PSUs granted under the one-year performance-based program and all shares underlying these PSUs are fully vested.

Under the three-year performance-based program, each eligible individual receives PSUs with a three-year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three-year vesting period, taking into account an estimated forfeiture rate, regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Performance will be determined by comparing Nasdaq's TSR to two peer groups, each weighted 50.0%. The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by Nasdaq's overall performance against both peer groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three -year PSU program using the Monte Carlo simulation model, as these awards contain a market condition.

In April 2024, there were three-year Synergy PSUs offered to certain eligible employees. Under the three-year performance-based program, an eligible employee could receive a target grant of PSUs but could receive from 0.0% to 200.0% depending on the achievement of performance measures (e.g actual synergy result). Compensation cost is recognized over the three-year performance period, taking into account an estimated forfeiture rate, The grant date fair value of PSUs is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends.

The Exchange grants restricted stock to most active employees. The grant date fair value of restricted stock awards is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted to employees below the manager level generally vest 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.3% on the third anniversary of the grant date. Restricted stock awards granted to employees at or above the manager level generally vest 33.3% on the second anniversary of the grant date, 33.3% on the third anniversary of the grant date, and 33.3% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate.

Stock options are also time-based and expire ten years from the grant date, vesting ratably over a four-year period.

The total share-based compensation expense allocated to the Exchange through an intercompany transaction from Nasdaq resulting from equity awards for the year ended December 31, 2023 was $0.4 million and is included in *Compensation and benefits* on the Statement of Income. At December 31, 2023, $0.8 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.8 years.

7. Related-Party Transactions

ISE engages in related party transactions with the Parent and its affiliates. Third party revenues earned by ISE are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by ISE are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in *Compensation and benefits* is the compensation for the employees charged to the Company in the amount of $6.7 million.

For the year ended December 31, 2023, occupancy expense totaled $0.6 million, which included a corporate allocation from Nasdaq for Nasdaq office space used by the Exchange's employees. This amount represents an allocation of various occupancy expenses, including rent expense from leases and is included in *Occupancy* expense on the Statement of Income.

ISE, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $5.2 million for the year ended December 31, 2023.

The Exchange incurs expenses relating to options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. ISE incurred $1.5 million in transaction fees from NES for options contracts routed away from ISE. The Exchange also earns transaction and access fees from NES for options contracts routed to ISE, resulting in amounts receivable from affiliated companies. ISE assessed $0.3 million in transaction and access fees to NES for options contracts routed to ISE. ISE also incurred $1.3 million in index fees from Nasdaq for the NDX Index.

Effective June 30, 2016, the Exchange entered into a Regulatory Services Agreement between Nasdaq BX, Inc. ("BX"), The Nasdaq Stock Market LLC ("EXCH"), Nasdaq PHLX LLC ("PHLX"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2023, $65.6 million remained in *Receivable from Nasdaq, Inc.* All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on in accordance with Nasdaq's intercompany settlement policy. In 2023, the Exchange paid a dividend of $126 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc*. The Exchange records all transactions to and from affiliates subject to the netting arrangement into a single account.

8. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between ISE, PHLX, EXCH, BX, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. There was no liability for potential claims recorded on the Balance Sheet as of December 31, 2023.

General Litigation

ISE may be involved in litigation arising in the normal course of business. ISE is not a party to any litigation that management believes could have a material adverse effect on ISE's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2023.

9. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which ISE competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, ISE must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If ISE is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, ISE's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

ISE is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. ISE's potential exposure to credit losses on these transactions is represented in the receivables, net balance on the Balance Sheet. ISE's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect ISE's financial position and results of operations.

ISE's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that ISE submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on ISE's business, financial condition and operating results. ISE must compete with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement the new technology to meet any plan's requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including ISE) in exchange for promissory notes that ISE expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes ISE and other exchanges to SEC fines.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that ISE would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $1.5 million provision for the promissory notes for the year ended December 31, 2023 and the amount is included in *Provision for bad debt* on the Statement of Income. At December 31, 2023, ISE holds $16.0 million, net of reserve of $9.3 million, in promissory notes, from CAT NMS, LLC and the amount due is included in *Other assets* on the Balance Sheet.

10. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Balance Sheet for *Receivables, net* and *Receivable from Nasdaq, Inc.* approximate fair value due to the short-term nature of these assets. The Exchange's financial liabilities, which include *Accounts payable and other accrued liabilities*, *Section 31 fees payable to the SEC,* and *Accrued personnel costs,* are reported at their contractual amounts, which approximate fair value. Our investment in OCC is accounted for under the equity method of accounting. See Note 3, "Equity Method Investment" for further discussion of ISE's equity method investment.

11. Subsequent Events

The Exchange has evaluated subsequent events through June 18, 2024, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.